Hogan Lovells US LLP 1735 Market Street, 23rd Floor Philadelphia, PA 19103 T +1 267 675 4600 F +1 267 675 4601 www.hoganlovells.com

August 31, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:                                                                    Mr. Yaakov Luxenburg

Mr. Jim Rosenberg

Ms. Irene Paik

Mr. Joseph McCann

Re:                                                                             OptiNose, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 4, 2017

File No. 377-01605

Ladies and Gentlemen:

On behalf of our client, OptiNose, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 22, 2017 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on August 4, 2017.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Amendment No.1 to Draft Registration Statement on Form S-1 submitted August 4, 2017

Prospectus Summary
Our Market Opportunity, page 2

1.                                      We note your revised disclosures in response to prior comment 2 and your population and market estimates on pages 2 and 3 concerning chronic rhinosinusitis with nasal polyps. Please tell us why you present your own estimates in terms of chronic rhinosinusitis with nasal polyps rather than in terms of your initial targeted FDA indication, nasal polyposis.

In this regard, tell us whether your estimates for the chronic rhinosinusitis with nasal polyps market reflect the size and value of the market opportunity that would be available to you upon FDA approval of your current NDA. If the market opportunity is different or there is uncertainty, then please provide additional context so that investors may better assess the market figures you present.

Response to Comment 1:

The Company respectfully advises the Staff that, in order to be consistent with the terminology used in the medical literature and medical practice, our estimates of the size and value of the U.S. market opportunity for OPN-375 are presented in terms of chronic rhinosinusitis with and without nasal polyps as opposed to the FDA indications of nasal polyposis and chronic sinusitis. The Company confirms that the Company’s estimates for the chronic rhinosinusitis with nasal polyps market reflect the Company’s current estimates of the potential size and value of the market opportunity that would be available to the Company in the specified physician segments upon FDA approval of OPN-375 for the treatment of nasal polyposis. In response to the Staff’s comment, the Company has also revised its disclosure on pages 2 to 3 and 90 to 91 of the Amended DRS to clarify the terminology used to describe the Company’s market estimates.

The Company also respectfully advises the Staff that the risks and uncertainties relating to the Company’s estimates of market size are discussed on page 22 of the Amended DRS under the risk factor entitled “If the market opportunities for OPN-375 are smaller than we believe, our revenue may be adversely affected, and our business may suffer.”

Business

AVP-825 License Agreement, page 111

2.                                      We refer to your added disclosure on page 112 that the AVP-825 License Agreement will remain in effect on a country-by-country basis in the Licensed Territory until the commercial launch of a generic product in such country, at which time the AVP-825 License Agreement will expire as to that particular country. Please revise to disclose the earliest date you will lose exclusivity for AVP-825 in each of the three countries.

Response to Comment 2:

In response to the Staff’s comments, the Company has revised its disclosure on page 112 of the Amended DRS to disclose that, in the United States, the commercial launch of a generic version of AVP-825 can occur as soon as the FDA grants marketing approval to a product as a generic to AVP-825. The Company respectfully advises the Staff that, to the Company’s knowledge, the licensee of the AVP-825 License Agreement has not submitted an application seeking regulatory approval to market AVP-825 in either Canada or Mexico. Therefore, the Company is unable to reasonably determine the earliest date AVP-825 would lose exclusivity, if any, in either country.

Exhibits

3.                                      We refer to your exhibit index and your disclosures on pages 52 and 144 concerning a voting agreement as well as amendments to registration rights and shareholders’ agreements. Please confirm that you will file these agreements as exhibits prior to effectiveness or advise.

Response to Comment 3:

The Company respectfully advises the Staff that it will file all outstanding exhibits, including the voting agreement and any amendments to the registration rights agreement and shareholders’ agreement, prior to effectiveness.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you are your earliest convenience. Please direct any questions concerning this filing to the undersigned at (267) 675-4678.

Sincerely,

/s/ Rachael M. Bushey
Rachael M. Bushey

Enclosures

cc:                                Peter K. Miller, Chief Executive Officer, OptiNose, Inc.
Michael F. Marino, Esq., Chief Legal Officer, OptiNose, Inc.

Steven J. Abrams, Esq., Hogan Lovells US LLP

Divakar Gupta, Esq., Cooley LLP

Brian F. Leaf, Esq., Cooley LLP

Jeffrey P. Libson, Esq., Cooley LLP